Exhibit 99.1

BCM RESOURCES CORPORATION

Financial Statements

Expressed in Canadian Dollars

August 31, 2008

August 31, 2007

and

August 31, 2006

D E  V I S S E R  G R A Y  L L P

CHARTERED ACCOUNTANTS

401 - 905 West Pender Street

Vancouver, BC Canada

V6C 1L6

Tel: (604) 687-5447

Fax: (604) 687-6737

AUDITORS' REPORT

To the Shareholders of BCM Resources Corp.

We have audited the balance sheets of BCM Resources Corp. as at August 31, 2008 and 2007 and the statements of operations and deficit and cash flows for the years then ended.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards (“GAAS”) in Canada and the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2008 and 2007and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

The financial statements for the year ended August 31, 2006 were audited by other auditors who expressed an opinion without reservation on those statements in their report to the shareholders drafted November 17, 2006.

“De Visser Gray LLP”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia

December 23, 2008

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA - U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by significant uncertainties and contingencies such as those referred to in note 1 to these financial statements.  Although we conducted our audits in accordance with both Canadian GAAS and the standards of the PCAOB, our report to the shareholders dated December 23, 2008 is expressed in accordance with Canadian reporting standards which do not require a reference to such matters when the uncertainties are adequately disclosed in the financial statements

“De Visser Gray LLP”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia

December 23, 2008

BCM RESOURCES CORP.

Balance Sheets

As at August 31,

(Stated in Canadian dollars)

	2008	2007

Assets

Current
Cash	$46,951	$206,379
Term deposit	19,329	1,370,334
Amounts receivable	74,174	176,431
Tax credits receivable	389,591	-
Prepaid expenses	12,552	10,237

	542,597	1,763,381
Equipment (note 7)	18,231	27,432
Unproven mineral rights (note 4)	4,382,878	3,459,276

	$4,943,706	$5,250,089

Liabilities

Current
Accounts payable and accrued liabilities	$18,366	$85,964
Due to related party (note 5)	3,080	2,909

	21,446	88,873

Shareholders’ Equity

Share capital (note 8)	5,174,186	5,601,686
Contributed surplus (note 8a)	672,304	672,304
Deficit	(924,230)	(1,112,774)

	4,922,260	5,161,216

	$4,943,706	$5,250,089

Approved by:

“Scott Steeds	, Director	"Dale McClanaghan"	, Director
Scott Steeds		Dale McClanaghan

BCM RESOURCES CORP.

Statements of Operations and Deficit

For the years ended August 31,

 (Stated in Canadian dollars)

	2008	2007	2006

Expenses
Amortization	$10,958	$10,077	$1,766
Bank charges and interest	1,811	846	(1,593)
Consulting fees	67,654	43,420	30,000
Filing and transfer fees	4,986	49,413	49,604
Insurance	652	577	-
Management fees	77,329	45,073	30,000
Office and miscellaneous	12,485	11,845	21,191
Professional fees	38,120	98,348	92,328
Rent	32,975	20,301	-
Shareholder relations and advertising	31,718	39,470	-
Stock based compensation	-	641,174	-
Travel and promotions	22,386	20,544	6,644

Net loss before other items	301,074	981,088	229,940
Future income tax recovery	(465,000)	(9,839)	(84,162)
Interest income	(24,618)	(23,792)	-

Net (income) loss for year	(188,544)	947,457	145,778
Deficit, beginning of year	1,112,774	165,317	19,539

Deficit, end of year	$924,230	$1,112,774	$165,317

Income (loss) per share, basic and fully diluted	$0.02	$(0.11)	$(0.06)

Weighted Average Number of
Common Shares Outstanding	12,074,895	8,620,704	2,631,529

BCM RESOURCES CORP.

Statements of Cash Flows

For the years ended August 31,

(Stated in Canadian dollars)

	2008	2007	2006
	$	$	$

Cash provided by (used for):

Operating Activities
Net income (loss) for the year	188,544	(947,457)	(145,778)
Adjustments for items not involving cash:
Accrued interest income	(536)	(16,334)	-
Amortization	10,958	10,077	1,766
Future income tax recovery	(465,000)	(9,839)	(84,162)
Stock-based compensation	-	641,174	-
	(266,034)	(322,379)	(228,174)

Net changes in non-cash working capital:
Amounts receivable	(287,334)	(151,641)	(24,790)
Prepaid expenses	(2,315)	(8,937)	(1,300)
Due to related party	171	2,909	-
Accounts payable	(29,886)	(74,556)	115,574
	(585,398)	(554,604)	(138,690)

Investing Activities
Redemption (purchase) of term deposit	1,351,541	(1,354,000)	-
Purchase of equipment	(1,757)	(23,397)	(15,878)
Reclamation bonding	-	9,000	(9,000)
Unproven mineral rights	(923,814)	(3,093,136)	(281,282)
	425,970	(4,461,533)	(306,160)

Financing Activities
Cash received for shares issued	-	5,253,817	434,000
Cash received for shares to be issued	-	-	1,500
Related party advance (repaid)	-	(54,500)	31,500
	-	5,199,317	467,000

Net cash (used) provided during the year	(159,428)	183,180	22,150
Cash – beginning of year	206,379	23,199	1,049
Cash – end of year	46,951	206,379	23,199

Supplement cash flow information:
Non cash financing and investing activity:
Shares issued for unproven mineral rights	37,500	37,500	-
Accounts payable related to unproven mineral	(37,712)	(148,334)	(184,324)
Finders fees	-	(453,091)	-

BCM RESOURCES CORP

Notes to the Financial Statements

August 31, 2008 and 2007

1.

NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated on February 15, 2005 under the Canada Business Corporations Act as 716576 B.C. Ltd. and changed its name to BC Moly Ltd. on June 15, 2005 and then to BCM Resources Corporation on February 16, 2006.  The Company business activity is the exploration of mineral rights located in British Columbia, Canada.  The Company has incurred losses since inception and at August 31, 2008 has an accumulated operating deficit of $924,230 (2007-$1,112,774).  The Company does not generate cash flows from operations to fund its exploration activities and as a result has relied principally upon the issuance of equity securities for financing.  The Company intends to continue relying upon the issuance of these securities to finance its operations and exploration activities to the extent such instruments are issuable under terms acceptable to the Company.  The Company’s financial statements are presented on a going concern basis, which assumes that the Company will continue to realize its assets and discharge its liabilities in the normal course of operations.  If future financing is unavailable, the Company may not be able to meet its ongoing obligations, in which case the realizable values of its assets may decline materially from current estimates.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Generally accepted accounting principles

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). The significant differences between those principles and those that would be applied under U.S. generally accepted accounting principles and requirements promulgated by the Securities and Exchange Commission (collectively U.S. GAAP), as they effect the company are disclosed in note 10.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements, as well as the reported amounts of revenues and expenses incurred during the periods.  Actual results could differ from those estimated.

Unproven mineral rights

The cost of unproven mineral rights and their related direct exploration costs are deferred until the   properties are placed into production, sold or abandoned.  These deferred costs will be amortized on the unit-of-production basis over the estimated useful life of the properties following the commencement of production, or written-off if the properties are sold, allowed to lapse or abandoned.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Unproven mineral rights

Cost includes any cash consideration and the fair market value of any shares issued on the acquisition of mineral right interests.  Properties acquired under option agreements, whereby payments are made at the sole discretion of the Company, are recorded in the accounts when the payments are made.  The recorded amounts of property acquisition costs and their related deferred exploration costs represent actual expenditures incurred and are not intended to reflect present or future values.

The Company reviews capitalized costs on its mineral rights on a periodic basis and will recognize impairment in value based upon current exploration results and upon management’s assessment of the future probability of profitable revenues from the property or from the sale of the property.  Management’s assessment of the property’s estimated current fair market value is also based upon a review of other property transactions that have occurred in the same geographic area as that of the property under review.

Administrative costs are expensed as incurred.

Fair value of financial instruments

The Company’s financial instruments consist of current assets and current liabilities the fair values of which approximate their carrying amounts due to the short-term nature of these instruments.

Share capital

Share capital issued for non-monetary consideration is recorded at their fair market value based on their trading price on the TSX Venture Exchange on the date the agreement to issue the shares was entered into as determined by the Board of Directors of the Company.

Costs incurred to issue shares are deducted from share capital.

Basis of amortization

Equipment is recorded and amortized on a declining-balance basis at an annual rate of 45% for computer equipment, 100% for software and 20% for office furniture.

Flow-through shares

The Company may issue securities referred to as flow-through shares, whereby the investor may claim the tax deductions arising from the expenditure of the proceeds.  When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, future income tax liabilities are recognized (renounced expenditures multiplied by the effective corporate tax rate), and share capital is reduced.  Previously unrecognized tax assets may then offset or eliminate the liability recorded.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Stock-based compensation

The Company records compensation expense for stock options granted at the time of their vesting using the fair value method which requires that all stock option-based awards made to consultants and employees be recognized in these financial statements.

Consideration received on the exercise of stock options and compensation options and warrants is recorded as share capital.  The related contributed surplus originally recognized when the options were granted, is transferred to share capital.

Future income taxes

The Company accounts for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Future tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be settled.  When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized.  Such an allowance has been applied to all potential income tax assets of the Company

Environmental expenditures

The operations of the Company have been, and may in the future be, affected from time to time in varying degree by changes in environmental regulations, including those for site restoration costs.  The overall future impact of such regulations is neither determinable nor predicable at the present time.  The Company’s policy is to meet or, if possible, surpass environmental standards set by relevant legislation by the application of technically proven and economically feasible measures.

Expenditures that relate to ongoing environmental and reclamation programs are charged against operations as incurred or capitalized and amortized depending on their expected future economic benefit.  Estimated future removal and site restoration costs will be recognized when the ultimate liability is reasonably determinable, and will be charged against operations over the estimated remaining life of the related business operations, net of expected recoveries.

Loss per common share

Loss per share is calculated based on the weighted average number of common shares issued and outstanding during the year. The company follows the treasury stock method in the calculation of diluted earnings per share for the current year. Under this method, the weighted average number of common shares included the potential net issuance of common share of “in-the-money” options and warrants assuming the proceeds are used to repurchase common shares at the average market price during the period, if dilutive. The effect of potential issuances of shares under options and warrants would be anti-dilutive if a loss is reported and, therefore basic and diluted loss per share is same for the previous years.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounting policies not yet adopted

The following pronouncements recently issued by the CICA will likely impact the Company’s future accounting policies:

(i)

CICA Handbook Section 1535 – Capital Disclosures

This standard requires disclosure of an entity’s objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance.  This standard is effective for the Company for interim and annual periods relating to fiscal years beginning on or after January 1, 2008.  The Company is currently evaluating the effects of adopting this standard.

(ii)

Financial Instruments – Disclosure (Section 3862) and Presentation (Section 3863)

These standards replace CICA 3861, Financial Instruments – Disclosure and Presentation.  They increase the disclosures currently required, which will enable users to evaluate the significance of financial instruments for an entity’s financial position and performance, including disclosures about fair value.  In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments including specified minimum disclosures about credit risk, liquidity risk and market risk.  The quantitative disclosures must provide information about the extent to which the entity is exposed to risk, based on information provided internally to the entity’s key management personnel.  This standard is effective for the Company for interim and annual periods beginning on or after January 1, 2008.  The Company expects that its disclosures will be expanded to incorporate the additional requirements.

(iii)

International Financial Reporting Standards (“IFRS”)

In February 2008 the Canadian Accounting Standards Board announced 2011 as the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own generally accepted accounting principles.  The specific implementation is set for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2011 will require restatement for comparative purposes of amounts reported by the Company for the year ended August 31, 2011.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

3.

CHANGES IN ACCOUNTING POLICIES

Effective August 1, 2007, the Company prospectively adopted the following new accounting standards and related amendments to other standards on financial instruments issued by the CICA. Accordingly, prior periods have not been restated.

Financial Instruments – Recognition and Measurement, Section 3855 and Financial Instruments – Disclosure and Presentation, Section 3861

These standards require all financial instruments to be classified into one of the following five categories: held for trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments within its scope, including derivatives, are to be included on the Company’s balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost. Depending on the classification, changes in fair value are to be recognized in the statements of operations and comprehensive income.

3.

CHANGES IN ACCOUNTING POLICIES (continued)

All held-for-trading and available-for-sale financial instruments are recorded on the balance sheet at fair value. All other financial instruments will be recorded at cost or amortized cost, subject to impairment reviews. Transaction costs incurred to acquire held-for-trading financial instruments are recorded to the Consolidated Statements of Loss. Transaction costs incurred to acquire all other financial instruments are included in the underlying balance.

The Company’s financial instruments include cash, term deposit, receivables, accounts payables and accrued liabilities, and amounts due to related parties. Cash and cash equivalents are designated as held-for-trading. All other financial instruments are either loans and receivables, or other financial liabilities and are recorded at cost. The fair value of these financial instruments approximates their carrying value due to their short term nature and capacity of prompt liquidation. Therefore, the adoption of Section 3855 and 3861 had no impact on the Company’s financial statements.

Hedges, Section 3865

This standard is applicable when a company chooses to designate a hedging relationship for accounting purposes. The Company currently does not have any hedges.

Comprehensive Income, Section 1530

This standard requires the presentation of a statement of comprehensive income and its components.

Comprehensive income is the change in net assets that results from transactions, events and circumstances from sources other than shareholders and includes items such as unrealized gains or losses on available-for-sale investments. Accumulated other comprehensive income includes the holding gains and losses from available-for-sale securities which are not included in net income (loss) until realized. The adoption of Section 1530 had no material impact on the Company’s financial statements.

4.

UNPROVEN MINERAL RIGHTS

Carter Property

Terrace, British Columbia, Canada

	August 31,	Additions	August 31,	Additions	August 31,
	2006		2007		2008

Acquisition costs	$25,000	$58,418	$83,418	$86,088	$169,506
Assay	3,935	74,214	78,149	23,887	102,036
Camp and miscellaneous	-	37,266	37,266	201,337	238,603
Drilling	422,607	1,116,313	1,538,920	538,604	2,077,524
Geological	21,062	995,667	1,016,729	140,617	1,157,346
Mapping	-	104,545	104,545	(2,675)	101,870
Survey	-	180,906	180,906	-	180,906
Travel and accommodation	4,370	414,973	419,343	325,335	744,678
Mineral exploration tax credit claim	-	-	-	(389,591)	(389,591)

Balance, end of year	$476,974	$2,982,302	$3,459,276	$923,602	$4,382,878

The Company has an option agreement to earn a 100% interest in 10 mineral rights subject to a 1.5% net smelter return, of which, 0.75% can be acquired for $750,000 by paying $90,000 ($65,000 paid) and issuing 350,000 common shares (150,000 issued).  The Company has also agreed to maintain the rights in good standing for a minimum of two years, at an estimated cost of $4,000.

5.

RELATED PARTY TRANSACTIONS

All transactions with related parties have occurred in the normal course of operations and management represents that they have occurred on a basis consistent with those involving unrelated parties, and accordingly that they are measured at fair value.

a)

During the year ended August 31, 2008, the President charged the Company $65,000 in management fees (2007 - $42,500).  At August 31, 2008 the Company owes $2,909 (2007 - $2,909).

b)

During the year ended August 31, 2008, a Director charged the Company $65,000 in consulting fees (2007 - $42,500).  At August 31, 2008 the Company owes $nil (2007 - $nil).

c)

During the year ended August 31, 2008, a private company controlled by a Director is owed $171 for the expenses paid on behalf of BCM.

During the year ended August 31, 2008, a private company controlled by a Director charged the Company $2,356 in legal fees (2007 - $87,397).

6.

COMMITMENTS

The Company has agreed to pay each of two directors of the Company $5,000 per month for management and consulting services through to August 31, 2009.

7.

EQUIPMENT

	August 31,			August 31,	August 31,
	2008			2007	2006
	Cost	Accumulated	Net	Net	Net
		Amortization

Computer equipment	$4,796	$2,674	$2,122	$2,120	$3,028
Software	11,530	11,530	-	5,765	-
Office furniture	24,706	8,597	16,109	19,547	11,084

	$41,032	$22,801	$18,231	$27,432	$14,112

8.

SHARE CAPITAL

a)

The authorized share capital of the Company consists of an unlimited number of common shares.

Issued:	Number of Shares	Amount	Contributed Surplus

Issued on incorporation – seed shares	1,500,000	$1,500	$-
Private placements	1,736,000	434,000	-
Share issue costs	-	(94,001)	-
Balance, August 31, 2006	3,236,000	341,499	-
Initial public offering	3,000,000	1,500,000	-
Private placement	4,791,664	4,000,000	-
Mineral property	75,000	37,500	-
Finders’ fee	407,493	331,744	-
Warrants exercised	432,824	181,968	-
Stock based compensation	-	-	641,174
Stock based agents’ compensation	-	-	42,450
Stock options exercised	10,000	5,000	-
Agents’ options exercised	47,530	26,225	-
Fair value of options exercised	-	11,320	(11,320)
Share issue costs	-	(833,570)	-
Balance, August 31, 2007	12,000,511	5,601,686	672,304

Mineral property acquisition	75,000	37,500	-
Flow-through renounced	-	(465,000)	-

Balance, August 31, 2008	12,075,511	$5,174,186	$672,304

During the year ending August 31, 2008:

On September 4, 2007 the Company issued 75,000 common shares pursuant to the mineral property option agreement.  The shares are valued at $0.50.

At August 31, 2008, 675,000 common shares are held in escrow and are to be released in stages up to September 25, 2009.

b)

Stock-based compensation and share purchase options

The Company recorded stock-based compensation for the year ending August 31, 2008 of $nil (2007 - $683,624 of which $641,174 was expensed).

The fair values of stock-based compensation and share issue costs are estimated using the Black-Scholes

8.

SHARE CAPITAL (continued)

Option Pricing Model based on the following assumptions: a risk-free interest rate of 3.9% to 4%; an expected life of 1 to 5 years; an expected volatility of 87% to 92%; and no expectation for the payment of dividends.

Option pricing models require the input of highly-subjective assumptions, particularly as to the expected price volatility of the stock and the expected life of the option.  Changes in these assumptions can materially affect the fair value estimate and therefore it is management’s view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company’s stock option grants and warrant issuances.

The continuity of share purchase options is as follows:

	August 31, 2008		August 31, 2007
		Weighted	Number of	Weighted
	Shares	Price $	Shares	Price $

Opening balance	1,035,000	0.85	275,000	0.50
Granted	-	-	770,000	0.98
Exercised/cancelled	-	-	(10,000)	0.50
Balance of warrants at end of the period	1,035,000	0.85	1,035,000	0.85
Weighted remaining life in years	3.32		4.32

c)

Share purchase warrants

The continuity of share purchase warrants is as follows:

	August 31, 2008		August 31, 2007
		Weighted	Number of	Weighted
	Shares	Price $	Shares	Price $

Opening balance	2,170,490	0.90	317,000	0.30
Granted	-	-	2,333,844[1]	0.89
Exercised	-	-	(480,350)	0.43
Expired	(2,170,490)	(0.90)	-
Balance of warrants at end of the period	-	-	2,170,494	0.90
Remaining life in years	0.00		0.42

1Of the share purchase warrants issued, 258,884 were agents’ warrants and 2,075,000 are issued as a part of the units issued on the initial public offering and the private placement

9.

INCOME TAXES

A reconciliation of income taxes at statutory rates as follows:

	Year ended August 31,	Year ended August 31,
	2008	2007

Net (income) loss for the period	$(188,544)	$947,547

Expected income tax (liability) recovery	(58,449)	323,272
Net adjustment for deductible/non deductible amounts	458,133	(222,355)
Unrecognized benefit of current non-capital losses	(399,684)	(100,917)

Total income taxes	$-	$-

The significant components of the Company’s future income tax assets are as follows:

	Year ended August 31,	Year ended August 31,
	2008	2007

Future income tax assets
Mineral properties	$(450,602)	$(94,001)
Equipment	6,042	4,041
Non-capital loss carry forwards	485,412	185,080
	40,852	95,120
Valuation allowance	(40,852)	(95,120)

Net future income tax assets	$-	$-

At August 31, 2008, the Company has available for deduction against future taxable income non capital losses from Canadian operations of approximately $1,831,743 which expire through 2028.  Future tax benefits which may arise as a result of these non-capital losses and other income tax pools have not been recognized in these financial statements and have been offset by a valuation allowance.

10.

DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUTING PRINCIPLES AND PRACTICES (GAAP)

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Material variations in the accounting principles, practices and methods used in preparing these financial statements from principles, practices and methods accepted in the United States ("U.S. GAAP"), and that impact financial statement line items, are described below.

Mineral property interests and deferred exploration costs

Under Canadian GAAP, costs to acquire property rights and related exploration costs incurred on those properties may be deferred and subsequently carried at cost prior to a Company having obtained the necessary data to complete a positive feasibility study, including the preparation of a cash flow projection in respect to the recoverability of those costs. Accordingly, while the Company’s projects remain at a pre-feasibility stage of development, management has elected under Canadian GAAP to defer all costs incurred on them until a property is abandoned, sold, or upon management determining there to be an impairment in value. Under U.S. GAAP, prior to the point in time that a positive feasibility report has been completed in respect to a property, such costs must be expensed as incurred.

Flow-through shares

Under Canadian income tax legislation, the Company is permitted to issue shares whereby the Company agrees to incur qualifying expenditures (as defined under the Canadian Income Tax Act) and renounce the related income tax deductions to the investors. Under Canadian GAAP, flow-through shares are accounted for as part of the issuance of capital stock at the price paid for the shares, net of any future income tax liability (“FIT”). Under US GAAP, SFAS 109, “Accounting for Income Taxes” (SFAS109), the proceeds would be allocated between the offering of the shares and the sale of tax benefits when the shares are offered. The allocation is made based on the difference between the quoted price of the shares and the amount the investor pays for the flow-through shares. A liability is recognized initially for the premium paid by the investors.

For US GAAP purposes, any difference between the future income tax liability on renunciation and the premium is recorded as a future income tax expense. For US GAAP purposes the Company does not have temporary differences as a result of the policy to expense costs related to mineral properties; therefore, all future income taxes related to renouncements for Canadian GAAP are reversed through the statements of operations for US GAAP purposes.

The reconciling items disclosed herein are in respect to the reversal of the required Canadian GAAP treatment of flow-through share issuances and renunciations.

10.

DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUTING PRINCIPLES AND PRACTICES (GAAP)

		2008	2007	2006
a)	Assets
	Unproven mineral rights costs
	Unproven mineral rights costs under Canadian GAAP	$4,382,878	$3,459,276	$476,974
	Less unproven mineral rights costs	(4,382,878)	(3,459,276)	(476,974)
	Unproven mineral rights costs under U.S. GAAP	-	-	-

b)	Share Capital
	Total share capital under Canadian GAAP	5,174,186	5,601,686	341,499
	Add back: income tax effect of renunciation	559,001	94,001	94,001
	Total share capital under U.S. GAAP	5,733,187	5,695,687	435,500

c)	Operations
	Net income (loss) under Canadian GAAP	188,544	(947,457)	(145,778)
	Unproven mineral rights costs expensed under U.S. GAAP	(923,602)	(2,982,302)	(465,606)
	Future income tax recovery	(465,000)	(9,839)	(84,162)
	Net loss under U.S. GAAP	(1,200,058)	(3,939,598)	(695,546)

d)	Deficit
	Closing deficit under Canadian GAAP	(924,230)	(1,112,774)	(165,317)
	Adjustment to deficit for accumulated unproven mineral rights expensed under U.S. GAAP, net of income items	(4,382,878)	(3,459,276)	(476,974)
	Adjustment to deficit for future income tax recovery on renunciation	(559,001)	(94,001)	(84,162)
	Closing deficit under U.S. GAAP	$(5,866,109)	$(4,666,051)	$(726,453)

10.

DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUTING PRINCIPLES AND PRACTICES (GAAP)

		2008	2007	2006
e)	Cash Flows - Operating Activities
	Cash applied to operations under Canadian GAAP	$(585,398)	$(554,604)	$(138,690)
	Add net loss following Canadian GAAP	(188,543)	947,457	145,778
	Add future income tax recovery	465,000	9,839	84,162
	Less net loss under U.S. GAAP	(1,200,059)	(3,939,598)	(695,546)
	Cash applied to operations under U.S. GAAP	(1,509,000)	(3,536,906)	(604,296)

f)	Cash Flows - Investing Activities
	Cash recovered (applied) under Canadian GAAP	425,970	(4,461,533)	(306,160)
	Add unproven mineral right costs expensed under U.S. GAAP	923,602	2,982,302	465,606
	Cash recovered (applied) under U.S. GAAP	$1,349,572	$(1,479,231)	$159,446